

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2015

<u>Via E-mail</u>
Wanjun Xie
President
Lemont Inc
61-12 228th Street, 1st Fl
Bayside, NY 11364

> **Re:** **Lemont Inc**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed May 14, 2015**
> **File No. 024-10437**

Dear Mr. Xie:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2015 letter.

<u>General</u>

1. We note that you have only provided the changed pages of your Offering Statement in your amendment. Please ensure that all future amendments to your Form 1-A comply with the complete requirements of the form, as opposed to providing changed pages only.

2. We note your response to comment 2. Please clarify your statement that "Lemont Inc is a participant, and the Corporation will keep only one participant in the future." Please also explain whether you meet the definition of a commodity pool and whether your shareholders may be considered participants of a commodity pool. We note that you have amended your Offering Statement to state that the securities will be sold directly to groups and individuals by Wanjun Xie. We also note that you have claimed an exemption from registration as a commodity pool operator pursuant to CFA Regulation 4.13(a)(2), which requires that none of the pools operated has more than 15 participants

at a time. Please tell us how you intend to limit the number of participants and maintain this exemption.

Part I – Notification, page 2

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

3. We note your response to comment 4 and reissue. Specifically, we note that you have cited New York state law rather than an exemption under the federal securities laws. With regard to your sale of securities to Lansdale Inc and Jie Du pursuant to the signed subscription agreement included as Exhibit 1.1 in your prior amendment, and with regard to the 200 shares issued to Lansdale Inc on September 20, 2014, please revise to disclose the federal securities law exemption from registration that is claimed and state briefly the facts relied upon to make the exemption available or advise. Refer to Item 5(c) of Part I of Form 1-A.

4. Refer to comment 3 above. As disclosed in Item 7 on page 3, it appears that 340,000,000 shares of Class A common stock and 20,000,000 shares of Class A common stock have been offered and sold pursuant to the signed subscription agreement. Since these shares have already been offered and sold, they do not appear appropriate for registration on this Form 1-A as a primary issuance. Please remove these shares from the Form 1-A or advise.

Part II – Offering Circular, page 4

5. We note your response to comment 7, but are unable to locate all the appropriate revisions. Please refer to the General Instructions of Model A, which indicate that each question and any notes, but not any instructions thereto, shall be restated in its entirety. As examples only, you do not restate the questions and notes to Item 3(l) and 3(m). Please revise to include the corresponding instructions.

Risk Factors, page 6

6. Please include a risk factor that discusses that you have not yet commenced trading in silver or gold.

Business and Properties, page 7

7. We note your disclosure that you are trading foreign currencies and that you intend on trading gold and silver in the future. We also note your disclosure that you will not be receiving physical delivery. Please revise to disclose your custodians. For each custodian, please disclose the material contractual obligations under your custodial agreement. Please also revise to disclose your traders and any relationships you may have with your traders. To the extent that you have not identified any custodians or traders, please include appropriate risk factor disclosure.

8. We note your disclosure in response to comment 13 and reissue. Please set forth the timing and results of your efforts which will be necessary in order for you to be profitable. Refer to Question 3(d) of Model A.

9. We note your disclosure in response to comment 15. It appears that CDPF is permitting the company to use the office, office equipment and "office supplement" for three years in exchange for a $10,000 payment to be made on August 15, 2017. Please revise your disclosure to indicate that the use of your office and equipment is not free and clarify that the $10,000 "donation" is actually a payment to CDPF or advise.

10. We note your disclosure that the company will donate $10,000 to CDPF in the future in return for the use of office space and equipment over a three-year term. Please tell us how you determined it was not necessary to accrue any expense related to this donation. Cite all relevant accounting literature within your response.

11. We note your response to comment 6 and your disclosure that the securities will be sold directly to groups and individuals by Wanjun Xie. We also note your disclosure on page 13 that "[t]he Corporation will be offering the Class A common shares in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals." Please revise to remove the reference to OTC Link ATS on page 13 or advise.

Plan of Operation and Milestones, page 13

12. We note the disclosure of your milestones. Please revise to explain what you mean when you state that "Lansdale Inc will sell some shares, the most income will grant to the Corporation."

13. We note your disclosure that in the future Lansdale Inc will sell some of the shares they own of the company and will grant most of the proceeds from the sale to the company. Please tell us if these proceeds will be in the form of a loan or a contribution and revise your disclosure within your amended filing to clarify.

Offering Price Factors, page 14

14. It appears that you calculated net tangible book value based on 200 shares outstanding. However, based on your signed subscription agreements, it appears that you have 360,000,200 shares outstanding. Please revise or advise.

Use of Proceeds, page 17

15. The total proceeds disclosed in your Use of Proceeds table on page 17 are not consistent with disclosure elsewhere, which indicates that proceeds will be $36,526 if the maximum is sold and $34,526 if the minimum is sold. Please revise for consistency throughout.

Financial Statements, page 23

16. We note the Condensed Statement of Income and Accompanying Notes to the Condensed Consolidated Financial Statements have been removed from the filing. Please include this information in your amended filing.

Condensed Balance Sheets, page 23

17. We reissue comment 19 in our letter dated March 17, 2015 as we note your inclusion of offering costs against proceeds in equity on your balance sheet and the same offering costs as part of your net loss. Please clarify and or revise your amended filing.

Condensed Statements of Cash Flows, page 25

18. We note your revised disclosure in response to comment 20 and reissue the comment. The amount disclosed related to the sale of common shares does not appear to reconcile to the amounts disclosed elsewhere in your filing. Please amend your filing accordingly and ensure that the total cash provided by (used in) operating, investing, and financing activities agrees to the net increase in cash and cash equivalents presented.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel